September 10, 2009

U.S. Securities and Exchange Commission
Washington, D.C. 20549
c/o John Lucas

Atlas Mining Company
Preliminary Schedule 14A
File No. 0-31380
Response to staff letter dated September 4, 2009

Dear Mr. Lucas:

This letter responds to the September 4 comment letter.

Staff Comment:

Preliminary Schedule 14A

Proposal 3:  Approval of an Amendment to the Idaho Articles to Increase the Number of Authorized Shares of Company Common Stock, page 25

1.
We note your proposal to increase the number of authorized common shares, which will allow you to meet your outstanding obligations to issue common stock, including your obligation pursuant to the 10% PIK-Election Convertible Notes due 2018 (the “PIK Notes”).  Given that shareholders will not have a separate opportunity to vote on the issuance of common shares upon conversion of the PIK Notes, please include the disclosure in Item 13(a) of Schedule 14A, as required by Item 11 and Note A of Schedule 14A.  In the alternative, explain why this disclosure would not be material for an investor’s exercise of prudent judgment, given that the PIK Notes appear to be your most senior outstanding debt.

Company Response

1.           Additional Disclosures Not Required

(a)	Item 13(a)(2) is not applicable because the Company is a smaller reporting issuer. See Item 302(c).

(b)	The information required by Item 13(a)(6) was already in the preliminary proxy statement. The required information is under “Independent Auditor” on page 53 of the preliminary proxy statement.

2.           Additional Disclosures Made and Means of Making Disclosure.
1.
Pursuant to Item 13(b)(2), we have incorporated the information required by Item 13(a)(1), (3), (4), and (5) by reference.  In this connection, such incorporation satisfies the requirements of Item 13(c).

2.
Pursuant to Note D to Schedule 14A and Item 13(c)(2), the information incorporated by reference is identified on the last page(s) of the proxy statement.  Although there is no specific instruction on point, our understanding from a review of other proxy statements is that for purposes of this requirement, the proxy statement ends before the appendices.   See pages 52 and 53.

3.
Pursuant to Item 13(b), the proxy materials incorporate information from the most recent 10-K and 10-Q by reference.  Pursuant to Note D.4 of Schedule 14A, the incorporated material must be filed with the proxy statement.  We find no instructions about filing codes relating to such information.  We have added it to the proxy filing at the end, but noted before such material:  “THE FOLLOWING MATERIALS ARE FILED PURSUANT TO NOTE D.4. OF SCHEDULE 14A. THE FOLLOWING MATERIALS ARE INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT, BUT ARE NOT SET FORTH IN THE PROXY STATEMENT.”

Securities and Exchange Commission
September 10, 2009

In addition, we note that in the discussion of Proposal 3 (the increase in the number of authorized shares of common stock), we have added information as to the proceeds to the Company and use of such proceeds and we have cross-referenced to discussions of the PIK Notes and options appearing elsewhere in the proxy statement.  In the sections to which we cross-referenced, we have also added more information about the PIK Notes.

We have also made a number of insubstantial changes to conform the text and to correct errors.

All changes have been marked.

In connection with responding to the staff comments, a statement from the company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

If you have any questions, please contact me or Sam Haviland at 206.370.5933 or 206.370.8323, respectively.

Very truly yours,

William Gleeson